(l)(3)

PURCHASE AGREEMENT

ABSOLUTE RETURN PORTFOLIO
TOTAL MARKET LONG/SHORT PORTFOLIO

The Glenmede Fund, Inc., a Maryland corporation (the “Company”), and The Glenmede Trust Company, N.A., a Pennsylvania corporation (“Glenmede Trust”), hereby agree with each other as follows:

1.           The Company hereby offers Glenmede Trust and Glenmede Trust hereby purchases one share (the “Share”) of the Company's Absolute Return Portfolio for $10.00 per share. The Company hereby acknowledges receipt from Glenmede Trust of funds in the total amount of $10.00 in full payment for such Share.

2.           The Company hereby offers Glenmede Trust and Glenmede Trust hereby purchases one Share of the Company’s Total Market Long/Short Portfolio for $10.00 per share. The Company hereby acknowledges receipt from Glenmede Trust of funds in the total amount of $10.00 in full payment for such Share.

3.           Glenmede Trust represents and warrants to the Company that each Share is being acquired for investment purposes and not with a view to the distribution thereof.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed this Agreement as of the 26th day of September, 2006.

THE GLENMEDE FUND, INC.
ATTEST:

/s/ Kimberly C. Osborne	/s/ Mary Ann B. Wirts
By: Kimberly C. Osborne	By: Mary Ann B. Wirts
Title: Executive Vice President	Title: President

THE GLENMEDE TRUST COMPANY, N.A.

ATTEST:

/s/ Stacey A. Shelfer	/s/ James R. Belanger
By: Stacey A. Shelfer	By: James R. Belanger
Title: Vice President	Title: Sr. V.P.